Exhibit 99(q)

[Letter accompanying proxy materials mailed to IES Shareholders who hold shares in "street" name]

[MidAmerican Energy Company Letterhead]

                                                                 August 26, 1996

Dear IES Shareholder:

         Enclosed please find materials recently forwarded to IES Industries shareholders by MidAmerican Energy Company. You should be receiving this material shortly from the broker or bank where you hold your shares. As distribution of proxy materials can sometimes be delayed, we thought you would appreciate receiving a copy of this material promptly.

         If you have questions regarding MidAmerican Energy's merger proposal, please call us toll-free at 1-888-776-4692. You may also contact your broker on this important matter.

         IES's Annual Meeting, scheduled for September 5, is only days from now and your vote is important. To preserve your opportunity to consider the MidAmerican merger proposal which offers you greater value, you should vote AGAINST the Wisconsin deal. Please instruct your broker to execute a BLUE proxy card on your behalf voting AGAINST the Wisconsin deal. You should also return your BLUE proxy card by mail upon receipt to make sure that your shares are voted.

         Thank you for your interest and your prompt attention to this matter.

                                                     Sincerely,
                                                     /s/ J. Sue Rozema
                                                     J. SUE ROZEMA

         MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the Proposed Wisconsin Transaction and that proxy statement and the other materials are incorporated herein by reference.